

Mail Stop 4628

August 18, 2016

William Pate
President & Chief Executive Officer
Par Pacific Holdings, Inc.
One Memorial City Plaza
800 Gessner Road, Suite 875
Houston, TX 77024

> **Re: Par Pacific Holdings, Inc.**
> **Form 10-K for Fiscal Year ended December 31, 2015**
> **Filed March 3, 2016**
> **File No. 1-36550**

Dear Mr. Pate:

    We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                    Sincerely,

                    /s/ Loan Lauren P. Nguyen

                    Loan Lauren P. Nguyen
                    Legal Branch Chief
                    Office of Natural Resources